September 14, 2009
Via Edgar and Facsimile
H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Resolute Energy Corporation
Registration Statement on Form S-4 (the “Registration Statement”)
Filed August 6, 2009, as amended August 31, 2009, September 8, 2009, September 9, 2009, and September 14, 2009
File No. 333-161076
Dear Mr. Schwall:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Resolute Energy Corporation (the “Company”), hereby requests that the effective date of the Registration Statement, as amended, be accelerated so that the same will become effective at 5:15 p.m. Eastern Time on Monday, September 14, 2009, or as soon thereafter as practicable.
     On behalf of the Company, I hereby acknowledge that:
     1. Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     3. The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ James M. Piccone
James M. Piccone
President, Secretary and General Counsel